

September 23, 2022

Russell H. McMeekin
Chief Executive Officer
mCloud Technologies Corp.
550-510 Burrard Street
Vancouver, British Columbia
Canada, V6C 3A8

>   **Re: mCloud Technologies Corp.**
>   **Correspondence dated September 2, 2022**
>   **File No. 333-264859**

Dear Mr. McMeekin:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

Correspondence dated September 2, 2022

General

1.   We have reviewed your response to our prior comment. Please clarify your statement that the "loss of control as a result of an agreement is not a disposal." In this regard, provide us with your comprehensive accounting analysis, with citation to authoritative guidance and the material terms of contracts, that supports your accounting for both the consolidation of and the loss of control of Agnity. Please clarify why the loss of control of Agnity does not represent a sale to a third-party. Your analysis should address IFRS 5.32 to explain why the Agnity business was not presented as held for sale as of June 30, 2022 as well as subsequent to period end.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Avital Perlman